June 7, 2006

Mr. Merritt Jesson
Chief Executive Officer, President
Pick Ups Plus Inc.
4360 Ferguson Drive
Suite 120
Cincinnati, Ohio 45245

      Re: **Pick Ups Plus Inc.**
                    Form 10-KSB for the Fiscal Year Ended December 31, 2004
                    Filed May 13, 2005
                    File No. 0-28255

Dear Mr. Jesson:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                          Sincerely,

                          William Choi
                          Branch Chief